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                           March 19, 2021

       Jason Bliss
       General Counsel
       SolarWinds Corporation
       7171 Southwest Parkway
       Building 400
       Austin, Texas 78735

                                                        Re: SWI Spinco, LLC
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted March 2,
2021
                                                            CIK No. 0001834488

       Dear Mr. Bliss:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated December 31, 2020.

       Draft Registration Statement on Form 10

       Questions and Answers About the Separation and Distribution
       Is the separation and distribution anticipated to be tax free to existing shareholders?, page 16

   1. We note your response to prior comment no. 3. Because you may waive the condition of receiving a tax opinion
and proceed with the separation and distribution even if it is taxable to existing
shareholders, you should change your answer to the question to
                                                        "maybe" accompanied by
an explanation of the uncertainty.
 Jason Bliss
FirstName
SolarWindsLastNameJason
             Corporation Bliss
Comapany
March       NameSolarWinds Corporation
       19, 2021
March2 19, 2021 Page 2
Page
FirstName LastName
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
SolarWinds Cyber Incident, page 78

2. We note your disclosure that the Cyber Incident has caused reputational harm to
         SolarWinds and also had an adverse impact on your reputation, new subscription sales and retention rates, although the extent of such impact was not significant in your financial results during 2020. Please clarify whether you or SolarWinds experienced a significant change in new sales and retentions during the month of December and the first few months of the year ending 2021. Indicate whether there was a significant change in the sale of new subscriptions and whether that occurrence may not be felt if the sale cycle is long and those subscriptions were already committed. Additionally, address whether there are any changes in renewal habits including a scaling down of use of the products. Please expand this section to discuss any known material trends, events or uncertainties that have had or are reasonably expected to have a material impact on your liquidity or revenues or income from continuing operations.
3. Please consider adding disclosure to address the diversity of your customer base. For example, indicate whether your customers are in distinct industries such as health care and finance. Indicate whether any segment of your customer bases will have a greater risk to you of acquiring new and retaining customers due to the Cyber
Incident.
Notes to Combined Financial Statements
Revenue Recognition, page F-15

4. Please tell us your consideration of disaggregating your revenue by contract type and sales channel. We refer you to ASC 606-10-55-91(d) and 91(e). For example, consider separately disclosing revenue earned from your SaaS arrangements and your term contracts. Please tell us the amount of revenue recognized from term maintenance support agreements. If material revenue is recognized from your term contracts, consider separately discussing and analyzing the underlying trends within your MD&A discussions.
5. You disclose that you determine stand-alone selling prices ("SSP") for your performance obligations based on multiple factors primarily including historical selling prices and discounting practices for products and services. Please clarify how historical selling prices factor into determining SSP when you primary sell subscription arrangements and term contracts. In those cases there typically is no stand-alone selling prices.
6. You disclose that subscription revenue for your SaaS solutions is generally recognized ratably over the subscription term once the service is made available to the MSP partner.
         Please clarify whether your customers have the right to take possession of your software licenses. We refer you to ASC 606-10-55-54(a) and 985-20-15-5.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
 Jason Bliss
SolarWinds Corporation
March 19, 2021
Page 3

comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameJason Bliss                              Sincerely,
Comapany NameSolarWinds Corporation
                                                           Division of
Corporation Finance
March 19, 2021 Page 3                                      Office of Technology
FirstName LastName